SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

This report consists of a press release made by Homex Development Corp. regarding the Agreement to Acquire Controladora Casas Beta, S.A. de C.V. Through a Merger. Attached hereto is a copy of the press release dated April 21, 2005.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

By:	/s/ CLEOFAS HINOJOSA SAENZ

Name:	Cleofas Hinojosa Saenz
Title:	Chief Financial Officer

Date: April 21, 2005

Homex Announces Agreement to Acquire Controladora Casas Beta, S.A. de C.V. Through a Merger

          CULIACAN, Mexico, April 21 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM, BMV:HOMEX) announced today it has signed an agreement to acquire Controladora Casas Beta, S.A. de C.V. (Beta), the seventh largest homebuilder in Mexico, in a transaction valued at approximately Ps.2.15 billion (or approximately US$194 million).  The transaction involves a purchase of a portion of Beta stock by Homex and a merger of Beta into Homex.  Homex expects to finance the cash portion of the purchase price by contracting medium term acquisition financing, and will issue common shares for the remainder of the consideration.  Upon completion of the transaction, Homex will be the largest Mexican homebuilder in terms of units sold, EBITDA and revenues.  Closing of the transaction is subject to certain conditions, including completion of customary due diligence and obtaining necessary governmental, regulatory and creditor approvals. Homex expects the transaction to be completed in mid-2005.

          “This is an extraordinary opportunity for Homex,” said Gerardo de Nicolas, Homex’s Chief Executive Officer.  “Beta has established a major position in key markets.  This combination will make Homex the largest homebuilder in Mexico with a leading position in the country’s top four markets.”

          “The consolidation of Beta and Homex is a significant step in the development of both companies.  For Beta shareholders, becoming a part of Homex, one of the leaders in the industry, represents participating in the largest platform in the housing industry from which we expect significant growth potential,” commented Carlos Romano y Micha, Chairman of the Board of Beta.

          Beta is a home development company in Mexico founded in 1997, focused primarily on the affordable entry-level and middle-income segments.  The company is concentrated in the metropolitan area of Mexico City, where it is the fourth largest developer, as well as Monterrey and Tijuana, where it is already the second largest developer.  Beta has a strong balance sheet, and has attractive land reserves of 3 years current sales and 2 years of future sales, consistent with Homex’s land policy.

          Homex and Beta would benefit from synergies and savings by combining best design and construction practices, growing economies of scale in purchasing and operating costs and by bringing Beta’s administrative procedures to Homex’s strict standards.

          About Homex
Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                             04/21/2005
          /CONTACT:  Investors: investor.relations@homex.com.mx, or Carlos J.Moctezuma, Head of Investor Relations of Desarrolladora Homex, S.A de C.V.,
+5266-7758-5838, cmoctezuma@homex.com.mx /
          /Web site:  http://www.homex.com.mx /